Mail Stop 4561

July 5, 2007

Gary Guseinov
Chief Executive Officer
CyberDefender Corporation
12121 Wilshire Boulevard., Suite 350
Los Angeles, California 90025

Re: CyberDefender Corporation
Amendment No. 4 to Form SB-2
Filed on June 18, 2007
File No. 333-138430

Dear Mr. Guseinov:

We have reviewed your amended filing and have the following comments.

Management's Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 28

1. Revise your Liquidity and Capital Resources section to discuss each period
    presented within your registration statement. In this regard, we note that you have
    limited your disclosures to the most recent quarter and have omitted any
    discussion of the annual periods.

Financial Statements

2. Please refer to prior comment number 5 of our letter dated May 31, 2007. Please
    revise your registration statement to include the following in connection with the
    restatement of your audited financial statements:

    •   A reissued audit report that includes an explanatory paragraph regarding the
        restatement;

    •   Revisions that fully comply with paragraphs 25 and 26 of SFAS 154; and

    •   Revisions that resolve the inconsistencies between your financial statements
        and footnotes with respect to income tax amounts.

3. Please continue to provide us with updates to the information requested in prior comment number 6 as it relates to all equity related transactions subsequent to this request through the effective date of the registration statement.

You may contact Megan Akst at 202-551-3407 or Mark Kronforst, Accounting Branch Chief, at 202-551-3451, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: (212) 907-6687
        Kevin Friedmann, Esq.
        Richardson & Patel, LLP